Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Nine Months Ended	Three Months Ended
	September 30, 2018	September 30, 2018
Earnings before income taxes	$8,116	$3,004
Add (deduct):
Dividends from less than 50% owned affiliates	34	12
Fixed charges	751	225
Interest capitalized, net of amortization	—	—
Earnings available for fixed charges	$8,901	$3,241
Fixed charges:
Interest incurred (1)	$672	$199
Portion of rent expense deemed to represent interest factor	79	26
Fixed charges	$751	$225
Ratio of earnings to fixed charges	11.9	14.4

(1) Interest incurred includes an interest benefit of $40 million and $11 million for the nine months and three months ended September 30, 2018, respectively, not related to third party debt.

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings before income taxes	$10,589	$9,924	$9,615	$10,650	$12,542
Add (deduct):
Dividends from less than 50% owned affiliates	120	117	127	107	1
Fixed charges	1,203	1,166	1,232	1,284	1,216
Interest capitalized, net of amortization	1	—	(3)	1	4
Earnings available for fixed charges	$11,913	$11,207	$10,971	$12,042	$13,763
Fixed charges:
Interest incurred	$1,098	$1,071	$1,137	$1,172	$1,105
Portion of rent expense deemed to represent interest factor	105	95	95	112	111
Fixed charges	$1,203	$1,166	$1,232	$1,284	$1,216
Ratio of earnings to fixed charges	9.9	9.6	8.9	9.4	11.3